SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of September 2011

List of Exhibits:

1. Press Release entitled “CNH Executive Testifies Before U.S. House Committee on Corporate Tax Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 16, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Executive Testifies Before U.S. House Committee on Corporate Tax Reform

WASHINGTON, D.C. — (September 14, 2011) — CNH Vice President of Corporate Tax Michael Wall testified on behalf of Case New Holland Inc. today before the U.S. House of Representatives’ Committee on the Budget at a hearing on The Need for Pro-Growth Tax Reform.

In his testimony, Wall remarked, “CNH believes that significantly reducing the U.S. corporate statutory tax rate, in conjunction with the adoption of a territorial tax system, will make the United States more competitive with other countries, significantly increase investment in the United States, and lead to much needed job growth for the American people.”

In his testimony, Wall said that CNH’s U.S. operations are helping the United States reach the National Export Initiative goal of doubling exports by the year 2015. As an example, Wall cited CNH’s tractor plant in Racine, Wisconsin, which has exported 40% of its production so far this year.

“I would like to thank Case New Holland for testifying this morning on the need for corporate tax reform,” said House Budget Committee Chairman and Wisconsin’s First District Representative Paul Ryan. “Michael Wall of CNH effectively made the case that fundamental tax reform will increase the competitiveness of the U.S. businesses allowing firms like CNH to attract investment in a competitive global market and be a driving force for job creation in America,” Ryan continued.

Wall concluded his testimony by thanking Chairman Ryan and the Budget Committee for the opportunity to share CNH’s views on fundamental corporate tax reform and that CNH looks forward to working with the Budget Committee and Congress in considering these vitally important issues.

Joining Wall testifying at this morning’s hearing were Scott Hodge, President of the Tax Foundation and Diane Lim Rogers, Chief Economist of The Concord Coalition.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com